                                                                 EXHIBIT (A)(12)

FOR IMMEDIATE RELEASE

Contact:   Georgina Challis - 212-536-5199

                VNU N.V. ANNOUNCES EXTENSION OF TENDER OFFER FOR
                             NIELSEN MEDIA RESEARCH

    NEW YORK, NEW YORK, MONDAY, OCTOBER 18, 1999 - VNU N.V. announced today that its indirect wholly owned subsidiary, Niner Acquisition, Inc., is extending its offer to purchase all outstanding shares of common stock of Nielsen Media Research, Inc. (NYSE: NMR) for $37.75 per share, net to seller in cash, until 12:00 midnight, New York City time, on Monday, October 25, 1999. The offer had previously been scheduled to expire on October 15, 1999. The terms of the extended offer otherwise are identical to the original offer as set forth in offering materials filed with the Securities and Exchange Commission on August 20, 1999.

    As previously announced on October 14, 1999, VNU executed an agreement with the staff of the Federal Trade Commission as to the terms of a consent decree which will, if accepted by the Commission for public comment, allow VNU to acquire Nielsen Media Research pursuant to its cash tender offer for all of Nielsen Media Research's outstanding shares. The consent decree has been submitted by the FTC staff to the Commission for its acceptance. The offer remains subject to the satisfaction of certain other conditions.

    According to The Bank of New York, the depositary for the offer, as of the close of business on October 15, 1999, a total of 54,154,186 shares of common stock of Nielsen Media Research, or approximately 93.9% of the 57,701,388 shares issued and outstanding, had been validly tendered and not withdrawn pursuant to the offer (including shares tendered via guarantee of delivery).

    Questions and requests for assistance with respect to the offer may be directed to MacKenzie Partners, Inc., the Information Agent for the offer, at
(212) 929-5500 (call collect) or (800) 322-2885, or to Merrill Lynch & Co., the Dealer Manager for the offer, at (212) 236-3790 (call collect).

    VNU N.V. is a Netherlands-based international publishing and information company, whose operations include consumer and professional magazines, newspapers, telephone directories and information services, educational textbooks, marketing information services, trade shows and entertainment. Worldwide, VNU employs approximately 15,000 people and has annual revenues of more than NLG 5.3 billion (EUR 2.4 billion).

    Nielsen Media Research, Inc. is the leading provider of television audience measurement and related services in the United States and Canada. Its services provide audience estimates for all national program sources, including broadcast networks, cable networks, Spanish language television, and national syndicators. Local ratings services estimate audiences for each of the 210 television markets in the U.S., including electronic metered service in 47 markets. Nielsen Media Research provides competitive advertising intelligence information through Nielsen Monitor-Plus, and Internet usage and advertising information through Nielsen//NetRatings. Additional information is available at HTTP://WWW.NIELSENMEDIA.COM.

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